UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

___________________

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

(Name of Subject Company (Issuer))

Oarsman Investments B.V.

América Móvil, S.A. de C.V. and Teléfonos de México, S.A. de C.V

(Names of Filing Persons (identifying status as offeror, issuer or other person))

American Depositary Shares

(each representing the right to receive 7 Class D shares of common stock) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

(Title of Class of Securities)

204421101

(CUSIP Number of Class of Securities)

Alejandro Cantu Jimenez

Oarsman Investments B.V.

Lago Alberto No. 366

Torre 1, Piso 2

Colonia Anahuac 11320 Mexico, D.F.

(52) 552 581 4410

Copy to:

Nicolas Grabar, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000	David K. Boston, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 (212) 728-8000

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

1

CALCULATION OF FILING FEE

Transaction Valuation: Not applicable Amount of Filing Fee: Not applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

Item 12.	Exhibits.

Exhibit 99.1      Text of Press Release issued on April 3, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	Text of Press Release issued on April 3, 2006